                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders of SkateNation:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of SkateNation Inc. and its subsidiaries (the "Company") at September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




                                        PriceWaterhouse Coopers LLP



Richmond, Virginia
November 23, 1998, except as to the
 information in Note 12, for which
 the date is December 2, 1998

                               SKATENATION INC.

                          CONSOLIDATED BALANCE SHEETS
                       AS OF SEPTEMBER 30, 1998 AND 1997

                                                                                      1998            1997
                                                                                --------------- ---------------
                                   ASSETS
Current assets:
 Cash and cash equivalents ....................................................  $    463,759    $    699,857
 Accounts receivable, net of allowance for doubtful accounts ..................       448,997         473,167
 Inventories ..................................................................       765,182         443,127
 Prepaid expenses and other assets ............................................       341,556         373,363
                                                                                 ------------    ------------
   Total current assets .......................................................     2,019,494       1,989,514
Restricted cash ...............................................................       300,000       1,710,000
Property and equipment, net ...................................................    27,673,302      27,932,294
Goodwill and other intangibles ................................................     1,192,991          28,320
                                                                                 ------------    ------------
   Total assets ...............................................................  $ 31,185,787    $ 31,660,128
                                                                                 ============    ============
                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Accounts payable .............................................................     1,547,750         541,817
 Accrued liabilities ..........................................................       873,675       1,741,225
 Deferred revenue .............................................................       440,199         650,544
 Current portion of long-term debt ............................................       771,266       1,217,264
 Due to parent ................................................................            --       1,222,000
                                                                                 ------------    ------------
   Total current liabilities ..................................................     3,632,890       5,372,850
Long-term debt ................................................................    11,158,721      11,762,656
Deferred revenue ..............................................................       178,360         212,265
                                                                                 ------------    ------------
   Total liabilities ..........................................................    14,969,971      17,347,771
                                                                                 ------------    ------------
Commitments and contingencies
Shareholders' equity:
 Common stock:
   Class A (23,998 and 16,590 shares issued and outstanding, respectively)         23,998,000      16,590,000
   Class B (550 and 750 shares issued and outstanding, respectively) ..........       550,000         750,000
   Contributed surplus ........................................................     1,253,611       2,483,771
   Accumulated deficit ........................................................    (5,926,658)     (3,400,542)
   Deferred income tax benefit available to parent ............................    (3,659,137)     (2,110,872)
                                                                                 ------------    ------------
    Total shareholders' equity ................................................    16,215,816      14,312,357
                                                                                 ------------    ------------
    Total liabilities and shareholders' equity ................................  $ 31,185,787    $ 31,660,128
                                                                                 ============    ============

    The accompanying notes are an integral part of the financial statements.

                               SKATENATION INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE YEARS ENDED SEPTEMBER 30, 1998 AND 1997

                                                                  1998               1997
                                                            ----------------   ---------------
Revenues:
 Ice rink operations and management .....................     $ 10,054,551      $  6,828,801
 Merchandise sales ......................................        2,228,329         1,128,374
                                                              ------------      ------------
   Total revenues .......................................       12,282,880         7,957,175
                                                              ------------      ------------
Cost of revenues:
 Ice rink operations and management .....................       10,613,226         7,172,948
 Cost of merchandise sold ...............................        1,945,246           995,218
                                                              ------------      ------------
   Total cost of revenues ...............................       12,558,472         8,168,166
General, marketing and administrative expenses ..........        2,717,741         3,756,490
                                                              ------------      ------------
   Loss from operations .................................       (2,993,333)       (3,967,481)
Interest expense, net ...................................       (1,081,048)         (906,486)
                                                              ------------      ------------
   Loss before income tax benefit .......................       (4,074,381)       (4,873,967)
Deferred income tax benefit available to parent .........        1,548,265         1,866,730
                                                              ------------      ------------
   Net loss .............................................     $ (2,526,116)     $ (3,007,237)
                                                              ============      ============

    The accompanying notes are an integral part of the financial statements.

                               SKATENATION INC.

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                FOR THE YEARS ENDED SEPTEMBER 30, 1998 AND 1997

                                                      COMMON STOCK
                                        -----------------------------------------
                                           CLASS A       CLASS B        TOTAL
                                        ------------- ------------- -------------
BALANCE, October 1, 1996 ..............  $ 4,200,000   $  750,000    $ 4,950,000
Contributed surplus ...................
Contributed surplus exchanged
 for common stock .....................   12,390,000                  12,390,000
Net loss for the year .................
Deferred income tax benefit
 available to parent ..................
                                         -----------   ----------    ------------
BALANCE, September 30, 1997               16,590,000      750,000     17,340,000
Contributed surplus ...................
Contributed surplus exchanged
 for common stock .....................    6,658,000                   6,658,000
Acquisitions of class B common shares
 by parent ............................      750,000     (750,000)
Issued in acquisition of business .....                   550,000        550,000
Net loss for the year .................
Deferred income tax benefit
 available to parent ..................
                                         -----------   ----------    ------------
BALANCE, September 30, 1998              $23,998,000   $  550,000    $24,548,000
                                         ===========   ==========    ===========


                                                                          DEFERRED
                                                                           INCOME
                                                                         TAX BENEFIT
                                          CONTRIBUTED    ACCUMULATED      AVAILABLE
                                            SURPLUS        (DEFICIT)      TO PARENT          TOTAL
                                        --------------- --------------  ------------     ------------
BALANCE, October 1, 1996 ..............  $  6,925,884   $   (393,305)                    $ 11,482,579
Contributed surplus ...................     7,947,887                                       7,947,887
Contributed surplus exchanged
 for common stock .....................   (12,390,000)
Net loss for the year .................                   (3,007,237)                      (3,007,237)
Deferred income tax benefit
 available to parent ..................                                 $ (2,110,872)    $ (2,110,872)
                                         ------------   ------------    ------------     ------------
BALANCE, September 30, 1997                 2,483,771     (3,400,542)     (2,110,872)      14,312,357
Contributed surplus ...................     5,427,840                                       5,427,840
Contributed surplus exchanged
 for common stock .....................    (6,658,000)
Acquisitions of class B common shares
 by parent ............................
Issued in acquisition of business .....                                                       550,000
Net loss for the year .................                   (2,526,116)                      (2,526,116)
Deferred income tax benefit
 available to parent ..................                                   (1,548,265)      (1,548,265)
                                         ------------   ------------    ------------     ------------
BALANCE, September 30, 1998              $  1,253,611   $ (5,926,658)   $ (3,659,137)    $ 16,215,816
                                         ============   ============    ============     ============

    The accompanying notes are an integral part of the financial statements.

                               SKATENATION INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOW
                FOR THE YEARS ENDED SEPTEMBER 30, 1998 AND 1997

                                                                     1998               1997
                                                               ----------------   ----------------
OPERATING ACTIVITIES:
 Net loss ..................................................     $ (2,526,116)      $ (3,007,237)
 Adjustments to reconcile net income to net cash
   used by operating activities:
   Depreciation ............................................        1,432,427            891,213
   Amortization ............................................           47,857             54,546
   Deferred income tax benefit available to parent .........       (1,548,265)        (1,866,730)
 Change in operating assets and liabilities:
   Accounts receivable .....................................          271,694           (350,716)
   Inventories .............................................         (322,055)          (144,449)
   Prepaid and other assets ................................           31,807           (219,637)
   Accounts payable and accrued liabilities ................         (186,469)         1,284,252
   Deferred revenue ........................................         (244,250)           300,252
                                                                 ------------       ------------
    Net cash used by operating activities ..................       (3,043,370)        (3,058,506)
                                                                 ------------       ------------
INVESTING ACTIVITIES:
   Capital expenditures ....................................       (1,263,870)        (7,508,101)
   Construction accounts payable ...........................               --         (2,026,327)
   Acquisition of facilities management company,
    net of cash acquired ...................................         (224,046)                --
   Purchase of ice rink, net of cash acquired ..............               --         (3,504,551)
   Disposition of ice rink under construction ..............               --          6,544,959
   Disposal of property and equipment ......................          145,281                 --
                                                                 ------------       ------------
    Net cash used in investing activities ..................       (1,342,635)        (6,494,020)
                                                                 ------------       ------------
FINANCING ACTIVITIES:
 Bank borrowings ...........................................               --          2,385,000
 Loan principal repayments .................................       (1,465,933)          (616,563)
 Contributed surplus from parent ...........................        5,427,840          7,947,887
 Advances from parent ......................................       (1,222,000)           590,344
 Change in restricted cash .................................        1,410,000           (330,000)
                                                                 ------------       ------------
   Net cash provided by financing activities ...............        4,149,907          9,976,668
                                                                 ------------       ------------
   Net increase (decrease) in cash .........................         (236,098)           424,142
Cash, beginning of year ....................................          699,857            275,715
                                                                 ------------       ------------
   Cash, end of year .......................................     $    463,759       $    699,857
                                                                 ============       ============

    The accompanying notes are an integral part of the financial statements.

                               SKATENATION INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. BASIS OF ACCOUNTING AND SIGNIFICANT ACCOUNTING POLICIES


 GENERAL

     SkateNation Inc. (the "Company") is incorporated under the laws of the State of Delaware, and commenced operations on December 21, 1995. The Company operates solely in the United States and its activities include the acquisition, development and operation of commercial ice rinks. At September 30, 1998, the Company owned and operated six ice rinks and had no additional rinks under development. During fiscal 1998, the Company acquired a facilities management company, and at September 30, 1998, provided management services to 14 ice rinks and two other facilities.

     All of the Company's Class A common voting shares are owned by TrizecHahn
(USA) Corporation (the "Parent") which is indirectly owned by TrizecHahn Corporation, a Canadian public real estate corporation.

     The financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States. The consolidated financial statements are presented in U.S. dollars. Certain amounts in the accompanying financial statements have been reclassified to conform to the current presentation.


 CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and all of its subsidiaries. The major subsidiaries of the Company are SkateNation of Richmond West, L.L.C.; SkateNation of Richmond South, L.L.C.; SkateNation of Piney Orchard, L.L.C.; SkateNation of Prince William, L.L.C.; SkateNation of Reston, L.L.C.; International Skating Center of Connecticut, L.L.C. ("ISCC"); and Recreational Management Services Corporation ("RMSC"). The aforementioned entities are 100% owned by the Company. All significant intercompany accounts and transactions are eliminated in consolidation.


 CASH AND CASH EQUIVALENTS

     Cash includes cash and short-term, highly liquid investments with original maturities of three months or less.


 INVENTORIES

     Inventories primarily consist of retail sporting goods. Inventories are valued at the lower of cost or market, with cost being determined using the average cost method.


 CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company restricts its cash and cash equivalents to financial institutions with high credit ratings and credit risk is minimized due to the diverse geography and customer base covered by the Company's operations.


 PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost. The costs of property additions include interest capitalized on significant capital projects during their construction periods. Expenditures for renewals and betterments are capitalized, and expenditures for repairs and maintenance are expensed as incurred.

                               SKATENATION INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. BASIS OF ACCOUNTING AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Depreciation and amortization of property and equipment are provided by the straight-line method over the estimated useful lives of the assets, or in the case of property situated on leased land, the lesser of the term of the lease plus one renewal period or the estimated useful life, as follows:

  Buildings ..........................................   35-40 years
  Leasehold improvements .............................   16 years
  Land improvements ..................................   20 years
  Equipment ..........................................   15 years
  Furniture, fixtures and office equipment ...........   3-5 years

 GOODWILL

     Goodwill, the cost in excess of fair value of net assets acquired in business combinations, is being amortized on a straight-line basis over five years.


 DEFERRED REVENUE

     The Company records amounts received in advance for participation in shows, skating lessons, hockey leagues, camps, clinics and ice rentals as deferred revenue. These amounts are transferred to revenue at the time of utilization.

     In addition, the Company has entered into numerous agreements with sponsors for advertising in connection with the facilities. Generally, the Company receives payment in full for the advertising at the time the contracts are executed and revenue is recognized over the term of the contracts, which range from one to eight years.

     Deferred revenue of $618,559 at September 30, 1998 consists of $440,199 to be recognized in fiscal 1999. The remaining balance of $178,360 is classified as long term and will be recognized over the remaining terms of the contracts.


 INCOME TAXES

     Income taxes are determined pursuant to Financial Accounting Standards Board ("FASB") Statement No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are determined based on differences between financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect for years in which the differences are expected to reverse.


 ESTIMATES

     The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


 COMPUTER SOFTWARE

     Purchased software and related implementation costs are capitalized in furniture and equipment and amortized over its estimated useful life. Such costs amounted to $42,000 for fiscal 1998 and $201,000 for fiscal 1997.


 ADVERTISING EXPENSES

     Advertising costs are expensed when incurred and approximated $802,100 for fiscal 1998 and $715,500 for fiscal 1997.

                               SKATENATION INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. BASIS OF ACCOUNTING AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 NEW ACCOUNTING PRONOUNCEMENTS

     FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," establishes a new model for accounting for derivatives and hedging activities and is effective for fiscal years beginning after June 15, 1999. The Company is currently evaluating the impact of this standard.


2. ACQUISITIONS

     A. RECREATIONAL MANAGEMENT SERVICES CORPORATION: Effective July 31, 1998, the Company acquired the outstanding common stock of Recreational Management Services Corporation and its two affiliates (collectively, "RMSC") for an aggregate consideration of $1,390,000, consisting of $540,000 cash (of which $240,000 is included in accounts payable at September 30, 1998), notes aggregating $300,000 and 550 shares of Class B Common Stock. The purchase price is subject to adjustment upon the occurrence of certain events through January 2000. RMSC provides management services to ice skating and other recreational facilities. Concurrent with the acquisition, the previous owner of RMSC was employed as the Company's President.

     The consideration for this purchase acquisition was allocated to the assets acquired and liabilities assumed, including $323,000 for current assets, $201,000 for current liabilities, $55,000 for property and equipment and $1,213,000 for the excess purchase price ("goodwill") of RMSC. The operating results of RMSC have been reflected in the consolidated financial statements since August 1, 1998. Had the acquisition of RMSC occurred as of the beginning of the years ended September 30, 1998 and 1997, respectively, unaudited pro forma consolidated revenue would have increased by $532,000 for fiscal 1997 and $443,000 for fiscal 1998, with no material effect on the Company's consolidated net loss.

                               SKATENATION INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2. ACQUISITIONS (CONTINUED)

     B. RESTON ICE FORUM, L.P.: On April 30, 1997, the Company purchased the commercial ice rink of Reston Ice Forum, L.P. The acquisition, which was accounted for by the purchase method, is summarized as follows:

   Cash .....................................    $  117,231
   Other current assets .....................       136,463
   Fixed assets .............................     3,676,300
   Other noncurrent assets ..................           190
                                                 ----------
      Total assets ..........................     3,930,184
   Current liabilities ......................       308,402
                                                 ----------
      Net assets ............................    $3,621,782
                                                 ==========
   Consideration:
     Cash ...................................    $3,536,504
     Closing costs ..........................        85,278
                                                 ----------
                                                 $3,621,782
                                                 ==========
   Supplemental cash flow information:
     Details of acquisition:
      Fair value of assets acquired .........    $3,930,184
      Less liabilities assumed ..............       308,402
                                                 ----------
        Cash paid ...........................     3,621,782
      Less cash acquired ....................       117,231
                                                 ----------
        Net cash flow .......................    $3,504,551
                                                 ==========

     The results of operations for the Reston Ice Forum, L.P. have been included in the Company's results of operations since the acquisition date. Had the acquisition occurred on October 1, 1996 consolidated revenue would have increased by $1,640,000 and the Company's net loss would have decreased by $155,000.

     The Company had initially included the contingent issuance of 250 shares of its Class B Common Stock as part of the consideration for the July 15, 1996 acquisition of U.S. Ice Forums. The contingent consideration was reflected in current liabilities, and during fiscal 1998, was paid in cash rather than in the form of Class B Common Stock. Pursuant to the agreement to acquire U.S. Ice Forums, the Parent met its obligations to fund the cost to complete the Prince William Ice Forum and SkateNation -- West during fiscal 1997. Under the same agreement, during fiscal 1998 the Parent fulfilled its obligation to fund the working capital requirements of the Company (see Note 12).


3. ACCOUNTS RECEIVABLE

     Accounts receivable consist of the following items:

                                                     SEPTEMBER 30,
                                               -------------------------
                                                   1998          1997
                                               -----------   -----------
   Trade ...................................    $ 541,950     $ 466,517
   Other ...................................           --        30,000
   Allowance for doubtful accounts .........      (92,953)      (23,350)
                                                ---------     ---------
                                                $ 448,997     $ 473,167
                                                =========     =========

                               SKATENATION INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3. ACCOUNTS RECEIVABLE (CONTINUED)

     The provision for doubtful accounts, included in general and administrative expenses, was $69,583 for fiscal 1998 and $23,350 for fiscal 1997.


4. RESTRICTED CASH

     The Company is required to maintain certain cash balances pursuant to the collateral requirements of its bank loans.


5. PROPERTY AND EQUIPMENT

     The Company's property and equipment are primarily related to commercial ice rinks located in Maryland, Virginia and Connecticut. Property and equipment are comprised of the following:

                                                                   SEPTEMBER 30,
                                                         ---------------------------------
                                                               1998              1997
                                                         ---------------   ---------------
   Land and improvements .............................    $  2,721,947      $  2,726,110
   Buildings and improvements ........................      17,328,264        17,094,329
   Leasehold improvements ............................       3,426,709         3,219,002
   Equipment .........................................       5,058,054         4,909,268
   Furniture and fixtures ............................       1,584,760         1,012,367
                                                          ------------      ------------
                                                            30,119,734        28,961,076
   Accumulated depreciation and amortization .........      (2,446,432)       (1,028,782)
                                                          ------------      ------------
      Property and equipment, net ....................    $ 27,673,302      $ 27,932,294
                                                          ============      ============

     On January 31, 1997, the Company sold its interest in a twin pad skating center under development in Coral Springs, Florida for $6,544,959 which represented the book value of the ice rink.


6. LONG-TERM DEBT

     Effective October 1, 1997, the Company completed a Master Loan Agreement that modified the loan agreements related to Prince William, Piney Orchard, Richmond South and Richmond West (collectively the "Master Loans"). ISCC has a separate mortgage note agreement. The summary of the Company's long-term debt as of September 30, 1998 and 1997 is as follows:

                                                                            1998             1997
                                                                       --------------   --------------
   INTERNATIONAL SKATING CENTER OF CONNECTICUT, L.L.C. ("ISCC")
   $3,600,000 mortgage payable in equal monthly installments of
     $10,417 (plus interest) through August 9, 1997, then
     increasing by $2,083 per month on each subsequent
     one-year anniversary date, until August 8, 2001, when the
     remaining balance is due, bearing interest at a variable rate
     (see Note 6b) and collateralized by a first leasehold
     mortgage on the property, accounts receivable, inventory,
     equipment and a bank deposit totaling $350,000 ................    $ 3,060,416      $ 3,462,499
   $200,000 note payable in equal monthly installments of $1,083
     (interest only) through August 1, 2001, when the balance is due in full, bearing interest at 6.5% and collateralized by a
     mortgage on the property ......................................        200,000          200,000

                               SKATENATION INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


6. LONG-TERM DEBT (CONTINUED)

                                                                           1998             1997
                                                                      --------------   --------------
   SKATENATION OF PRINCE WILLIAM, L.L.C.
   $2,960,000 mortgage payable in monthly installments of
     $16,550 (plus interest) at prime plus .75% (9.25% at
     September 30, 1997). Effective October 1, 1997 the terms
     of the note were modified, and require monthly
     installments of $29,623 (including interest) through
     March 1, 2001, when the remaining balance is due in full,
     bearing interest at LIBOR plus 3.25% (8.895% at
     September 30, 1998). The note is collateralized by the real property and improvements, equipment, inventory and
     accounts receivable ..........................................    $ 2,653,685      $ 2,763,670
   SKATENATION OF PINEY ORCHARD, L.L.C.
   $1,565,000 mortgage payable in monthly installments of
     $8,694 (plus interest) at prime plus .75% (9.25% at
     September 30, 1997). Effective October 1, 1997 the terms
     of the note were modified, and require monthly
     installments of $15,004 (including interest) through
     March 1, 2001, when the remaining balance is due in full,
     bearing interest at LIBOR plus 3.25% (8.895% at
     September 30, 1998). The note is collateralized by the real property and improvements, equipment, inventory and
     accounts receivable ..........................................      1,344,129        1,399,807
   $202,000 note which was paid off in October 1997 and was
     collateralized by a bank deposit of $202,000 that was
     released in October 1997 .....................................             --          180,676
   SKATENATION OF RICHMOND SOUTH, L.L.C.
   $2,030,000 mortgage payable in monthly installments of
     $11,278 (plus interest) at prime plus .75% to September 30,
     1997. Effective October 1, 1997 the terms of the note were modified, and require monthly installments of $19,638
     (including interest) through June 1, 2001, when the
     remaining balance is due in full, bearing interest at LIBOR plus 3.25% (8.895% at September 30, 1998). The note is
     collateralized by the real property and improvements,
     equipment, inventory and accounts receivable .................      1,778,273        1,849,558
   $262,000 note payable in monthly installments of $1,456 (plus interest) was paid off in October 1997, bearing interest at
     LIBOR plus 200 basis points (7.47% at September 30,
     1997) and collateralized by a bank deposit totaling $262,000
     that was released in October 1997 ............................             --          238,710

                               SKATENATION INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


6. LONG-TERM DEBT (CONTINUED)

                                                                            1998              1997
                                                                      ---------------   ---------------
   SKATENATION OF RICHMOND WEST, L.L.C.
   $2,555,000 mortgage payable in monthly installments of
     interest only at prime plus 1% through September 30, 1997, when the balance was converted to a 59 month note,
     bearing interest at LIBOR plus 3.25% (8.895% at
     September 30, 1998) and collateralized by the real property and improvements, equipment, inventory and accounts
     receivable ...................................................     $ 2,471,685      $  2,555,000
   $330,000 note payable in equal monthly installments of
     $1,833, bearing interest at LIBOR plus 200 basis points and collateralized by a bank deposit of $330,000 that was
     released in October 1997 .....................................              --           330,000
   RECREATIONAL MANAGEMENT SERVICES CORPORATION
   Outstanding borrowing under a $125,000 line of credit
     agreement expiring April 1, 1999 with interest at prime plus
     2% (10.25% at September 30, 1998, collateralized by the
     cash, receivables and other assets of RMSC ...................         121,799                --
   SKATENATION INC.
   Notes payable to former stockholder of RMSC, bearing
     interest at 5.56%, payable $150,000 in each of July 1999
     and 2000 .....................................................         300,000                --
                                                                        -----------      ------------
                                                                         11,929,987        12,979,920
   Less current portion ...........................................        (771,266)       (1,217,264)
                                                                        -----------      ------------
                                                                        $11,158,721      $ 11,762,656
                                                                        ===========      ============

     A. The Master Loans are cross-collateralized with all other loans of the four borrower subsidiaries. Substantially all of the subsidiaries' assets collateralize the Master Loans. The Master Loans contain various restrictive covenants and provisions, including maintaining a minimum ratio of total liabilities to tangible net worth of not more than 1.5 to 1; the maintenance of a minimum fixed charge coverage ratio, as defined by the Master Loan agreement, of 1 to 1 through June, 1998 and 1.25 to 1 through the remaining terms of the loans, and limitations on additional indebtedness and payment of dividends or distributions with respect to capital stock. At September 30, 1998, the Company was in violation of the fixed charge coverage ratio (see Note 12).

     The ISCC loan contains various restrictive covenants and provisions. The financial covenants are calculated for ISCC only and include the following: current ratio of at least .5 to 1, ratio of total liabilities to tangible net worth of not more than 2.85 to 1, and a ratio of earnings before interest, taxes, depreciation and amortization to current maturities of long-term debt plus interest expense of at least 1.60 to 1. At September 30, 1998, the Company was in violation of the fixed charge coverage ratio (see Note 12).

     B. On October 16, 1997 the Company entered into an interest rate swap agreement with a commercial bank to reduce the impact of changes in the interest rate on its floating rate Master Loans. The interest rate swap agreement is for a notional amount of $6,000,000 and calls for the Company to pay interest at 6.24% and to receive interest at LIBOR. The interest rate swap agreement matures on October 16, 2000.

     The Company also has entered into an interest rate swap agreement to reduce the impact of changes in the interest rate on its floating rate ISCC mortgage loan. The swap agreement with a commercial bank

                               SKATENATION INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


6. LONG-TERM DEBT (CONTINUED)

had an initial notional amount of $3,600,000, which declines over the term of the ISCC loan and expires on August 9, 2001 when the debt matures. Under this agreement, the Company pays a fixed rate of 8.5% and receives interest at a variable rate of LIBOR plus 1.75%.

     The Company is exposed to credit loss in the event of nonperformance by the counter parties to the interest rate swap agreements; however, the Company believes that all parties will perform under the terms of the contracts. The payments made or received by the Company related to the interest rate swap agreements are included in interest expense, net.

     C. A summary of the scheduled principal payments for debt outstanding at September 30, 1998 (based upon variable interest rates in effect at that date) is as follows:

   Year ending September 30:
      1999 .................    $   771,266
      2000 .................        748,013
      2001 .................      8,251,005
      2002 .................      2,159,703
                                -----------
                                $11,929,987
                                ===========

     D. Interest expense, net consists of:

                                                                  1998            1997
                                                             -------------   -------------
   Interest cost, gross ..................................    $1,097,980      $1,004,647
   Capitalized for properties under development ..........            --         (56,568)
                                                              ----------      ----------
   Interest expense ......................................     1,097,980         948,079
   Interest income .......................................       (16,932)        (41,593)
                                                              ----------      ----------
   Interest expense, net .................................    $1,081,048      $  906,486
                                                              ==========      ==========

     During the years ended September 30, 1998 and 1997, interest paid amounted to $1,129,675 and $1,025,696, respectively.


7. SHAREHOLDERS' EQUITY

     A. COMMON STOCK: The Company's authorized common stock consists of two classes.

     COMMON STOCK -- CLASS A: Authorized -- 100,000 shares at stated value.

     During fiscal 1997 and 1998, a total of 19,798 shares were issued to the Parent under the agreement described in Note 7b. As of September 30, 1998, there were 23,998 Class A shares issued and outstanding.

     COMMON STOCK -- CLASS B: Authorized -- 20,000 shares at no par value.

     The Company issued 750 shares of Common Stock -- Class B as part of the 1996 acquisition of U.S. Ice Forums. These shares, which were subject to a stockholders' agreement, were restricted as to resale and were nonvoting. At September 30, 1997, these were the only Class B shares issued and outstanding. These shares were acquired by the Parent during fiscal 1998 and, pursuant to the stockholders' agreement, were converted to Class A Common Stock.

     In connection with the July 31, 1998 acquisition of RMSC, the Company issued 550 shares of its Common Stock -- Class B. These shares are nonvoting and are subject to a stockholders' agreement which provides certain restrictions on the resale of the shares. At the end of a three year period ending

                               SKATENATION INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7. SHAREHOLDERS' EQUITY (CONTINUED)

July 31, 2001, the Company has the option to call the Common Stock -- Class B stock at the then fair market value. Likewise, the Common Stock -- Class B stockholder can require the Company to redeem the shares at the end of the three-year period or at any point thereafter. The Company may also be required to redeem this stock at an earlier date under certain circumstances, including a change in the controlling shareholder.

     B. CONTRIBUTED SURPLUS: Pursuant to a stockholders' agreement between the Company, the Parent and the holders of the Common Stock -- Class B, advances from the Parent or other affiliates are to be considered contributed surplus and converted to Class A shares on a quarterly basis at a ratio of one Class A share for every $1,000 advanced by the Parent. Accordingly, the Company issued 7,408 and 12,390 of Common Stock -- Class A shares in connection with the conversion of contributed surplus during the years ended September 30, 1998 and 1997, respectively.

     C. DUE TO PARENT: As part of the funding agreement between the Company and the Parent, the Parent advances money to the Company as checks clear the bank. The amounts captioned "Due to Parent" represent the amount of in-transit items at September 30, 1997.

     D. STOCK OPTIONS: The Company awarded a stock option during fiscal 1998 that allows one executive the option to buy Class B shares up to a maximum of 1.5% of the total value of the Class A shares issued to the Parent or its affiliates at an exercise price of $1,000 per share. The options vest over three years and expire seven years after the grant date. Similar options, which provided the option holders the option to purchase Class B shares up to a maximum of 4.2% of the total value of Class A shares issued after fiscal 1996 were granted in fiscal 1997 and lapsed unexercised during fiscal 1998. The following table summarizes the activity and terms of the outstanding options at September 30, 1998 and 1997 and for the years then ended:

                                                  OPTIONS     EXERCISE     CONTRACTUAL
                                                  GRANTED       PRICE         LIFE
                                                 ---------   ----------   ------------
   Outstanding at October 1, 1996 ............        --
   Granted ...................................       516       $1,000          7
   Exercised .................................
   Cancelled/forfeited .......................      ----
   Outstanding at September 30, 1997 .........       516       $1,000          7
   Granted ...................................         8        1,000          7
   Exercised .................................
   Cancelled/forfeited .......................      (516)       1,000          7
                                                    ----
   Outstanding at September 30, 1998 .........         8                       7
                                                    ====

     There were 0 and 129 options exercisable at September 30, 1998 and 1997, respectively.

     The Company's net loss for fiscal 1997 does not include unrecorded stock compensation expense (net of tax benefit) of approximately $25,000. The weighted average fair value of options granted in fiscal 1997 was $403.28. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of zero, expected volatility of zero, risk-free interest rates between 7.0% and 8.15% and expected lives of seven years. The options granted in fiscal 1997 were forfeited during fiscal 1998. Since only eight options were granted in fiscal 1998, the effect of any unrecorded compensation cost was deemed to be insignificant to the Company's net loss.

                               SKATENATION INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. INCOME TAXES

     The Company is part of a consolidated group for federal (and certain state) income tax purposes. The Company has recognized a deferred income tax benefit for its net operating losses using a tax rate of approximately 38%, the effective tax rate of the group, reflecting a 34% federal rate and a weighted average state tax rate of 4%. The deferred tax benefits of net operating losses of $3,659,137 and $2,110,872 as of September 30, 1998 and 1997, respectively, which can be carried forward until 2011 through 2013, are expected to be utilized by the Parent. Accordingly, the cumulative deferred income tax benefit of the Company's net operating losses has been reported as a reduction of shareholders' equity because the Parent has indicated it has no plans (and no tax sharing agreement) to transfer cash to the Company upon the ultimate realization of the net operating loss carryforwards.

     No amount was paid for income taxes in the years ended September 30, 1998 and 1997.

     The Company has allocated fair value to the assets and liabilities of the facilities management company acquired in fiscal 1998 and of the ice rinks acquired during fiscal 1997 and 1996. As the fair value of the assets and liabilities approximated the tax basis, no deferred income tax assets or liabilities were recorded at the dates of acquisition.


9. LEASE COMMITMENTS

     Three ice rinks and land improvements carried at an approximate net book value of $13,200,000 are situated on land held under operating leases which expire in the years 2003 to 2025, prior to exercising renewal rights.

     Future minimum land rental payments, under non-cancelable leases, for each of the next five years and thereafter are as follows. In addition to the minimum land rental payment, additional rental payments based on gross revenue may be required.

   Year ending September 30:
      1999 .................    $  426,895
      2000 .................       435,202
      2001 .................       443,758
      2002 .................       452,570
      2003 .................       461,646
      Thereafter ...........     2,801,690
                                ----------
                                $5,021,761
                                ==========

     Rental expenses for other operating leases, including both cancelable and some immaterial noncancelable leases, was $283,852 for fiscal 1998 and $112,508 for fiscal 1997.


10. CONTINGENCIES AND OTHER MATTERS

     The Company and its subsidiaries are parties to various matters of litigation and claims which are incidental to the conduct of its business. Management believes that the Company's insurance coverages are adequate to provide for alleged damages by customers claiming injury while utilizing facilities owned or managed by the Company. Management also believes that the ultimate outcome of other litigation or claims will not result in a material adverse effect on the Company's results of operations or financial position. A subsidiary of the Company is under audit by state and local tax authorities which have indicated an intent to make assessments for sales and use taxes allegedly not paid on materials purchased primarily during the construction of an ice skating rink. The ultimate outcome of any such assessment is not presently known, but management believes that the amount could range up to $400,000. In connection with this matter, the Company recorded a $175,000 provision for additional taxes that may be assessed.

                               SKATENATION INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


11. RELATED PARTY TRANSACTIONS

     The Company's Parent provides certain administrative and other services to the Company, including financial management, risk management and insurance, and other related functions. The amounts paid by the Company to the Parent for these services amounted to $374,000 for fiscal 1998 and $553,000 for fiscal 1997.

     In addition, the Company's employees are eligible to participate in a 401(k) defined contribution retirement plan sponsored by an affiliate of the Parent. The Company's contributions to the retirement plan were $64,499 for fiscal 1998 and none for fiscal 1997.


12. SUBSEQUENT EVENT

     On December 2, 1998, the Company's Parent entered into a definitive agreement to sell and completed the sale of the Company to Family Golf Centers, Inc. Pursuant to the terms of a Stock Purchase Agreement, Family Golf Centers, Inc. acquired all of the outstanding capital stock of the Company for approximately $29 million in cash and liabilities, subject to certain post-closing adjustments.

     As discussed in Notes 2 and 6, the Parent has generally provided the funding of the Company's working capital requirements through September 30, 1998. Family Golf Centers, Inc. has represented to the Company that it will provide debt and equity capital financing as necessary to enable the Company to continue its operations as planned in the fiscal 1999 operating budget, which support will enable the Company to continue as a going concern through December 31, 1999. Further, Family Golf Centers, Inc. has informed the Company that in the event any of its outstanding long-term debt borrowings is deemed to be in default (see Note 6), Family Golf Centers, Inc. would repay such debt through borrowings available under its credit facilities or would arrange to replace the debt with long-term obligations having similar terms and provisions.